     FORM 4                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                 WASHINGTON, D.C. 20549 OMB APPROVAL
|X|  CHECK THIS BOX IF NO LONGER           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               OMB NUMBER:         3235-0287
     SUBJECT TO SECTION 16.                                                                           EXPIRES:    DECEMBER 31, 2001
     FORM 4 OR FORM 5 OBLIGATIONS         Filed pursuant to Section 16(a) of the Securities           ESTIMATED AVERAGE BURDEN
     MAY CONTINUE. SEE                        Exchange Act of 1934, Section 17(a) of the              HOURS PER RESPONSE........0.5
     INSTRUCTION 1(B)                       Public Utility Holding Company Act of 1935 or
                                         Section 30(f) of the Investment Company Act of 1940
(PRINT OR TYPE RESPONSES)
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
1. NAME AND ADDRESS OF REPORTING    2. ISSUER NAME AND TICKER                     6. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER
   PERSON*                             OR TRADING SYMBOL                             (CHECK ALL APPLICABLE)
                                                                                     ___ DIRECTOR        _X_ 10% OWNER
                                       POOL ENERGY SERVICES                          ___ OFFICER (GIVE   ___ OTHER (SPECIFY BELOW)
   NABORS INDUSTRIES, INC.             CO. (PESC)                                        TITLE BELOW)
-----------------------------------------------------------------------------------------------------------------------------------
   (LAST)   (FIRST)   (MIDDLE)      3. I.R.S. IDENTIFICATION   4. STATEMENT FOR   7. INDIVIDUAL OR JOINT/GROUP FILING
                                       NUMBER OF REPORTING        MONTH/YEAR          (CHECK APPLICABLE USE)
                                       PERSON, IF AN ENTITY                          ___ FORM FILED BY ONE REPORTING PERSON
                                       (VOLUNTARY)                NOVEMBER 1999      _X_ FORM FILED BY MORE THAN ONE REPORTING
                                                                                         PERSON
   515 WEST GREENS ROAD, SUITE 1200    93-0711613              5. IF AMENDMENT,
            (STREET)                                              DATE OF ORIGINAL
                                                                  (MONTH/YEAR)
   HOUSTON     TX       77042
   (CITY)      (STATE)  (ZIP)                                     November 1998
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                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. TITLE OF SECURITY   2. TRANSACTION  3. TRANSACTION  4. SECURITIES ACQUIRED (A)    5. AMOUNT OF    6. OWNERSHIP    7. NATURE OF
   (INSTR. 3)             DATE            CODE            OR DISPOSED OF (D)            SECURITIES      FORM: DIRECT    INDIRECT
                                          (INSTR. 8)      (INSTR. 3, 4 AND 5)           BENEFICIALLY    (D) OR          BENEFICIAL
                                                                                        OWNED AT END    INDIRECT (I)    OWNERSHIP
                       (MONTH/DAY/     CODE      V     AMOUNT     (A) OR (D)   PRICE    OF MONTH        (INSTR. 4)      (INSTR. 4)
                        YEAR)                                                           (INSTR. 3)
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK,          11/24/99        J(1)         18,792,323(1)      A        (1)     1,000(2)         D
 NO PAR VALUE
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COMMON STOCK,                                                                           102.91(2)        I            BY NABORS
 NO PAR VALUE                                                                                                      ALASKA DRILLING,
                                                                                                                    INC. (WHOLLY-
                                                                                                                        OWNED
                                                                                                                     SUBSIDIARY)
-----------------------------------------------------------------------------------------------------------------------------------
REMINDER:  REPORT ON A SEPARATE LINE FOR EACH CLASS OF SECURITIES BENEFICIALLY OWNED DIRECTLY OR INDIRECTLY.                 (OVER)
*IF THE FORM IS FILED BY MORE THAN ONE REPORTING PERSON, SEE INSTRUCTION 4(B)(V).                                   SEC 1474 (7-96)

FORM 4 (CONTINUED)
                            TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
-----------------------------------------------------------------------------------------------------------------------------------
1. TITLE OF DERIVATIVE 2. CONVERSION OR   3. TRANSACTION DATE  4. TRANSACTION CODE  5. NUMBER OF DERIVATIVE  6. DATE EXERCISABLE
   SECURITY (INSTR. 3)    EXERCISE PRICE     (MONTH/DAY/YEAR)     (INSTR. 8)           SECURITIES ACQUIRED      AND EXPIRATION DATE
                          OF DERIVATIVE                                                (A) OR DISPOSED OF       (MONTH/DAY/YEAR)
                          SECURITY                                                     (D) (INSTR. 3, 4
                                                                                       AND 5)

                                                                                                            DATE         EXPIRATION
                                                                  CODE        V         (A)        (D)      EXERCISABLE  DATE
-----------------------------------------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OPTIONS     (4)                 11/24/99           J(3)                  149,774              (3)           (3)
(RIGHT TO BUY)
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7. TITLE AND AMOUNT OF     8. PRICE OF DERIVATIVE 9. NUMBER OF DERIVATIVE      10. OWNERSHIP FORM OF      11. NATURE OF INDIRECT
   UNDERLYING SECURITIES      SECURITY               SECURITIES BENEFICIALLY       DERIVATIVE SECURITY:       BENEFICIAL OWNERSHIP
   (INSTR. 3 AND 4)           (INSTR. 5)             OWNED AT END OF MONTH         DIRECT (D) OR              (INSTR. 4)
                                                     (INSTR. 4)                    INDIRECT (I)
                                                                                   (INSTR. 4)
                 AMOUNT OR
                 NUMBER OF
   TITLE         SHARES
-----------------------------------------------------------------------------------------------------------------------------------
   COMMON STOCK  149,774            3                0                             D
===================================================================================================================================
1. TITLE OF DERIVATIVE 2. CONVERSION OR   3. TRANSACTION DATE  4. TRANSACTION CODE  5. NUMBER OF DERIVATIVE  6. DATE EXERCISABLE
   SECURITY (INSTR. 3)    EXERCISE PRICE     (MONTH/DAY/YEAR)     (INSTR. 8)           SECURITIES ACQUIRED      AND EXPIRATION DATE
                          OF DERIVATIVE                                                (A) OR DISPOSED OF       (MONTH/DAY/YEAR)
                          SECURITY                                                     (D) (INSTR. 3, 4
                                                                                       AND 5)

                                                                                                            DATE         EXPIRATION
                                                                  CODE        V         (A)        (D)      EXERCISABLE  DATE
-----------------------------------------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OPTIONS    (4)                11/24/99             J(3)                  1,111,461           (3)           (3)
(RIGHT TO BUY)
-----------------------------------------------------------------------------------------------------------------------------------
7. TITLE AND AMOUNT OF     8. PRICE OF DERIVATIVE 9. NUMBER OF DERIVATIVE      10. OWNERSHIP FORM OF      11. NATURE OF INDIRECT
   UNDERLYING SECURITIES      SECURITY               SECURITIES BENEFICIALLY       DERIVATIVE SECURITY:       BENEFICIAL OWNERSHIP
   (INSTR. 3 AND 4)           (INSTR. 5)             OWNED AT END OF MONTH         DIRECT (D) OR              (INSTR. 4)
                                                     (INSTR. 4)                    INDIRECT (I)
                                                                                   (INSTR. 4)
                 AMOUNT OR
                 NUMBER OF
   TITLE         SHARES
-----------------------------------------------------------------------------------------------------------------------------------
   COMMON STOCK  1,111,461          3                0                             D
===================================================================================================================================


                                                                                                                             Page 2
                                                                                                                    SEC 1474 (7-96)

EXPLANATION OF RESPONSES:

(1)  SHARES ACQUIRED IN A MERGER (THE "MERGER") BETWEEN A WHOLLY-OWNED SUBSIDIARY ("MERGER SUB") OF THE REPORTING PERSON AND THE
     ISSUER PURSUANT TO AN AGREEMENT AND PLAN OF MERGER (THE "MERGER AGREEMENT"), DATED AS OF JANUARY 10, 1999, AS AMENDED, BY AND
     AMONG THE REPORTING PERSON, MERGER SUB AND THE ISSUER. PURSUANT TO THE TERMS OF THE MERGER AGREEMENT, EACH SHARE OF COMMON
     STOCK, WITHOUT PAR VALUE, OF THE ISSUER ("ISSUER COMMON STOCK") ISSUED AND OUTSTANDING IMMEDIATELY PRIOR TO THE EFFECTIVE TIME
     OF THE MERGER, OTHER THAN SHARES HELD IN THE TREASURY OF THE ISSUER, WHICH WERE CANCELLED, AND SHARES HELD BY THE REPORTING
     PERSON AND ITS SUBSIDIARIES WHICH REMAINED OUTSTANDING AND WERE UNAFFECTED BY THE MERGER, WAS CONVERTED INTO THE RIGHT TO
     RECEIVE 1.025 SHARES OF COMMON STOCK, PAR VALUE $.10 PER SHARE, OF THE REPORTING PERSON ("REPORTING PERSON COMMON STOCK") AND
     WAS CANCELLED AND CEASED TO BE OUTSTANDING. THE ISSUER WAS THE SURVIVING CORPORATION IN THE MERGER. AS A RESULT OF THE MERGER,
     THE ISSUER IS 100% OWNED BY THE REPORTING PERSON AND NABORS ALASKA DRILLING, INC. ("NADI"), A WHOLLY-OWNED SUBSIDIARY OF THE
     REPORTING PERSON. CASH WAS PAID IN LIEU OF FRACTIONAL SHARES IN THE MERGER.  SUCH NUMBER OF FRACTIONAL SHARES IS NOT KNOWN AS
     OF THE DATE HEREOF BUT IN NO EVENT WILL EXCEED 2,000 SHARES IN THE AGGREGATE.

(2)  FOLLOWING THE EFFECTIVE TIME OF THE MERGER, THE ISSUER WAS REINCORPORATED IN DELAWARE PURSUANT TO A MERGER WITH AND INTO
     NABORS HOLDING COMPANY, A WHOLLY-OWNED SUBSIDIARY OF THE REPORTING PERSON. NABORS HOLDING COMPANY WAS THE SURVIVING
     CORPORATION IN SUCH MERGER. PURSUANT TO THE TERMS OF SUCH MERGER, NABORS HOLDING COMPANY, AS THE SURVIVING CORPORATION, HAS AN
     AUTHORIZED CAPITAL STOCK CONSISTING OF 1,000 COMMON SHARES, PAR VALUE $.10 PER SHARE. THE REPORTING PERSON IS THE BENEFICIAL
     OWNER OF ALL 1,000 SHARES, 102.91 OF WHICH ARE HELD INDIRECTLY THROUGH NADI.

(3)  PURSUANT TO THE TERMS OF THE MERGER AGREEMENT, EACH HOLDER OF AN OUTSTANDING OPTION TO PURCHASE ISSUER COMMON STOCK COULD
     ELECT TO HAVE SUCH OPTIONS EXCHANGED FOR OPTIONS TO PURCHASE A NUMBER OF SHARES OF REPORTING PERSON COMMON STOCK EQUAL TO THE
     PRODUCT OF THE NUMBER OF SHARES OF ISSUER COMMON STOCK COVERED BY SUCH OPTIONS IMMEDIATELY PRIOR TO THE EFFECTIVE TIME OF THE
     MERGER MULTIPLIED BY 1.025. HOLDERS OF OPTIONS TO PURCHASE 149,774 SHARES OF ISSUER COMMON STOCK ELECTED THIS ALTERNATIVE AND
     THE REPORTING PERSON ISSUED OPTIONS TO PURCHASE 153,519 SHARES OF REPORTING PERSON COMMON STOCK PURSUANT TO SUCH EXCHANGES.
     ALTERNATIVELY, HOLDERS OF OUTSTANDING OPTIONS TO PURCHASE ISSUER COMMON STOCK COULD ELECT TO RECEIVE CASH IN EXCHANGE FOR FULL
     CANCELLATION OF SUCH OPTIONS. HOLDERS OF OPTIONS TO PURCHASE 1,111,461 SHARES OF ISSUER COMMON STOCK ELECTED THIS ALTERNATIVE
     AND THE REPORTING PERSON PAID APPROXIMATELY $17.7 MILLION IN CASH IN THE AGGREGATE IN EXCHANGE FOR THE FULL CANCELLATION OF
     SUCH OPTIONS.

(4)  THE EXERCISE PRICE OF THE OPTIONS TO PURCHASE ISSUER COMMON STOCK ACQUIRED IN THE MERGER RANGED FROM $6.22 TO $31.04.

**   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL    NABORS INDUSTRIES, INC.
     CRIMINAL VIOLATIONS.  SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

                                                                           /S/ ANTHONY G. PETRELLO             DECEMBER 10, 1999
                                                                           --------------------------------    ---------------------
                                                                           ** SIGNATURE OF REPORTING PERSON    DATE

NOTE:  FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR
       PROCEDURE.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
                                                                                                                             PAGE 3
                                                                                                                    SEC 1474 (7-96)

                             JOINT FILER INFORMATION


NAME:                         Nabors Alaska Drilling, Inc.

ADDRESS:                      2525 C Street, Suite 200
                              Anchorage, Alaska 99503

DESIGNATED FILER:             Nabors Industries, Inc.

ISSUER AND TICKER SYMBOL:     Pool Energy Services Co. (PESC)

DATE OF EVENT
REQUIRING STATEMENT:          November 24, 1999

SIGNATURE:                    NABORS ALASKA DRILLING, INC.

                              By:  /s/ Daniel McLachlin
                                   --------------------
                                   Daniel McLachlin
                                   Assistant Secretary

DATE:                         December 10, 1999